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SEC FILE NUMBER
8-12629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nestlerode & Loy, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Regent Court, Suite 202
(No. and Street)

State College	PA	16804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Anderson 814-238-6249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Williams & Co., LLP
(Name – *if individual, state last, first, middle name*)

230 Wyoming Ave, 2nd Floor	Kingston	PA	18704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nestlerode & Loy, Inc., as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed and sworn to (or affirmed) before me on November 24 2020 by Brian Anderson

Emily N Kanouff
Notary Public

Brian Anderson
Signature

CFO
Title

Commonwealth of Pennsylvania-Notary Seal
Emily N Kanouff, Notary Public
Centre County
My Commission Expires November 15, 2023
Commission Number 1360378

State of Pennsylvania
County of Centre

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NESTLERODE & LOY, INC.

ANNUAL FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

Nestlerode & Loy, Inc.
Annual Financial Statements
Table of Contents
September 30, 2020

J.H. Williams & Co., LLC
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Nestlerode & Loy, Inc.
110 Regent Court, Suite 202
State College, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nestlerode & Loy, Inc. as of September 30, 2020, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nestlerode & Loy, Inc. as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nestlerode & Loy, Inc.'s management. Our responsibility is to express an opinion on Nestlerode & Loy, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nestlerode & Loy, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information presented in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Nestlerode & Loy, Inc.'s financial statements. The supplemental information is the responsibility of Nestlerode & Loy, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information presented in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Nestlerode & Loy, Inc.'s auditors since 2009.

J. H. Williams & Co., LLC

November 23, 2020

Nestlerode & Loy, Inc.
Statement of Financial Condition
September 30, 2020

ASSETS

Cash	$ 352,867
Receivables:	
Accounts receivable - brokers and dealers	1,331
Accounts receivable - 12b-1	4,317
Total receivables	5,648
Prepaid taxes and expenses	18,587
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $138,105	33,102
Right of use asset	112,375
	$ 522,579

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable - trade		$ 6,171
Accrued salaries and wages		2,379
Accrued and withheld payroll taxes		4,378
Pension Payable		18,990
Accrued corporate income taxes		6,918
Deferred income taxes		2,345
Lease liability		115,578
	TOTAL LIABILITIES	156,759
STOCKHOLDERS' EQUITY		
Preferred stock		20,000
Common stock		24,200
Retained earnings		321,620
	TOTAL STOCKHOLDERS' EQUITY	365,820
		$ 522,579

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Income and Comprehensive Income
For the year ended September 30, 2020

REVENUES	
Service fees, commissions and other income	$ 1,000,307
TOTAL REVENUES	1,000,307
EXPENSES	
Compensation	536,014
Employee benefits	85,668
Occupancy	62,538
Selling and administrative	312,495
TOTAL EXPENSES	996,715
INCOME FROM OPERATIONS	3,592
OTHER INCOME (EXPENSE)	
Interest and dividend income	873
Gain on sale of assets	-
INCOME BEFORE INCOME TAXES	4,465
PROVISION FOR INCOME TAXES	
Federal income tax	3,356
State income tax	1,797
TOTAL PROVISION FOR INCOME TAXES	5,153
NET LOSS	$ (688)

The accompanying notes are an integral part of these financial statements.

Nestlerode and Loy, Inc.
Statement of Changes in Stockholders' Equity
For the year ended September 30, 2020

	Common Stock	Preferred Stock	Retained Earnings	Accumulated other Comprehensive Income (Loss)	Total
BALANCES - BEGINNING	$ 24,200	$ 20,000	$ 322,308	$ 0	$ 366,508
Issuance of common stock	100,000				100,000
Repurchase of common stock	(100,000)				(100,000)
Net loss	-	-	(688)	-	(688)
BALANCES - ENDING	$ 24,200	$ 20,000	$ 321,620	$ 0	$ 365,820

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Cash Flows
For the year ended September 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (688)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	16,915
Amortization of lease liabilty	36,968
Deferred income taxes	(1,765)
(Increase) decrease in:	
Accounts receivable - brokers and dealers	13,757
Accounts receivable - 12b-1	176
Prepaid taxes and expenses	6,094
Increase (decrease) in:	
Accounts payable - trade	54
Accrued salaries and wages	(3,846)
Accrued and withheld payroll taxes	(6,333)
Pension payable	10,773
Accrued corporate taxes	2,359
NET CASH PROVIDED BY OPERATING ACTIVITIES	74,464
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, equipment and leasehold improvements	(2,254)
NET CASH (USED) IN INVESTING ACTIVITIES	(2,254)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from loans	71,113
Payments on loans	(71,113)
Proceeds from sale of stock	100,000
Payments on redemption of stock	(100,000)
Payments on lease liability	(33,764)
NET CASH (USED) IN FINANCING ACTIVITIES	(33,764)
NET INCREASE IN CASH	38,446
CASH - BEGINNING	314,421
CASH - ENDING	$ 352,867
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 5,173
Income taxes paid	$ 4,559

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Nestlerode & Loy, Inc. (formerly Nestlerode & Company, Inc.), (the "Company"), was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services and is registered with the Securities and Exchange Commission. The Company maintains an office in State College, PA.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents on September 30, 2020.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using straight-line methods over 5 and 7 years. Leasehold improvements are generally depreciated using the straight line method over 20 years. Computer software costs are amortized using the straight line method over 3 years. Maintenance and repairs are expensed as incurred and the costs of additions and improvements are capitalized. Depreciation and amortization expenses totaled $16,915 for the year ended September 30, 2020.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to the Company's equity as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expenses, leasing and insurance contracts.

Commissions and Distribution Fees

The Company buys and sells securities on behalf of its customers. When a customer enters into such a transaction, the Company charges or receives a commission. Commissions and related clearing expenses are recorded on a trade date basis. The company believes that the performance obligation is satisfied on the trade date because that is when the underlying pricing is agreed upon, and the risk and rewards of ownership have been transferred to the customer.

Trailing Commissions and Fees

The Company incurs distribution costs and receives trailing commissions and fees for the marketing to and servicing of customers who have purchased mutual funds and insurance products. The trailing commissions and fees revenue are variable in nature and generally based on a percentage of the market value of the customers' investment holdings in trail-eligible assets as of a given date. The Company has determined that the trailing commissions and fees are constrained and are only recognized as revenue at a point in time when the trail becomes known (usually monthly or quarterly), which is determined by the contractual terms with the product provider.

Investment Advisory Revenue

The Company charges or receives a management fee in connection with management and investment advisory services performed for customers with managed accounts. The management fee is a percentage of the customer's investment holdings as of a given date (usually end of quarter or end of month), and the performance obligation related to the transfer of services is satisfied over a period of time (usually quarterly or monthly). The revenue from the advisory services are recorded when the performance obligation for the period of time covered by the management fee is earned. Any unearned portions are recorded as deferred revenue, net of associated fees and expenses.

Income Taxes

The Company uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Timing differences are due primarily to depreciation on property and equipment.

As of September 30, 2020, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Company had no interest and penalties related to income taxes.

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2016.

Concentrations of Credit Risks

The Company's cash balances in financial institutions, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee of office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if known or the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

NOTE 4 – Customer Accounts Fully Disclosed

The Company does not hold any customer securities. All such accounts are carried at RBC Clearing & Custody, Minneapolis, Minnesota. Therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3(k)(2)(ii).

NOTE 5 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

NOTE 6 – Advertising

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising expense was $27,730 for the year ended September 30, 2020.

NOTE 7 – Pension Plan

The Company maintains a profit sharing 401(K) plan for the benefit of eligible employees. Eligibility under this plan is limited to employees of the Company who work at least 1,000 hours a year and have been employed for 1 year. The Company may match up to 100% of the first 3% of contributions made by employees, as well as 50% of contributions between 3% and 5%. The Company may also make profit sharing contributions to the plan at its discretion.

Company contributions totaled $36,633 under both plans for the year ended September 30, 2020.

NOTE 8 – Related Party Transactions

The Company leases office space under a month-to-month lease from Harbar Enterprises, a related party that is owned by a majority stockholder of the Company. The total lease payments to Harbar Enterprises for the year ended September 30, 2020 were $38,800. See Note 11.

NOTE 9 – Provision for Income Taxes

Income tax expense (benefit) for the year ended September 30, 2020 consisted of the following:

	Federal	Deferred	Total
Federal	$ 4,552	$ (1,196)	$ 3,356
State	2,366	(569)	1,797
Totals	$ 6,918	$ (1,765)	$ 5,153

Deferred tax liabilities consisted of the following components:

	Federal	State	Total
Property and equipment	$ 1,589	$ 756	$ 2,345

NOTE 10 – Stockholders' Equity

Details of stockholders' equity at September 30, 2020 are as follows:

	Preferred Stock	Common Stock
Value	$ 20,000	$ 24,200
Par Value	None	None
Shares authorized	5,000,000	5,000,000
Shares issued and outstanding	2,420,000	2,420,000

The common stock is the voting stock of Nestlerode & Loy, Inc. The preferred stock has no voting rights and is not entitled to participate in the management of Nestlerode & Loy, Inc.

NOTE 11 – Leases

The Company has obligations as a lessee for office space with an initial term in excess of one year. The Company classified the lease as an operating lease. The lease contains a renewal option for an additional period of three years. Because the company is reasonably certain to exercise this renewal option, the optional period is included in determining the lease term, and associated payments under the renewal options are included in the lease payments. The Company's lease does not include a termination options for either party. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended September 30, 2020 are as follows:

Finance lease cost:	
Amortization of right to use assets	$ 36,968
Interest expenses	5,036
Net lease cost	$ 42,004

NOTE 11 – Leases (Continued)

Amounts reported in the balance sheet as of September 30, 2020 were as follows:

Financing lease right of use assets	$ 112,375
Financing lease liabilities:	
Current portion of long-term debt	$ 37,089
Long-term debt	78,489
Total financing lease liability	$ 115,578

During the year ended September 30, 2020 we had the following cash and non-cash activities associated with our lease:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from financing leases	$ 5,036
Financing cash flows from financing leases	$ 33,764

Non-Cash paid for amounts included in the measurement of lease liabilities:

Additions to right-of-use assets obtained from:	
New finance lease liabilities	$ 154,701

Maturities of lease liabilities under financing leases as of September 30, 2020 are as follows:

September 30, 2021	$ 40,800
September 30, 2022	40,800
September 30, 2023	40,800
September 30, 2024	0
September 30, 2025	0
Total lease payments	122,400
Less imputed interest	(6,822)
Total financing lease liability	$ 115,578

Because we generally do not have access to the rate implicit in the lease, we utilize our incremental borrowing rate as the discount rate. The discount rate associated with finance leases is 3.76%

NOTE 12 – COVID-19 Evaluation

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the coronavirus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the United States including Pennsylvania. The Covid-19 (coronavirus) outbreak has had notable impacts on general economic conditions, including but not limited to the temporary closures of many businesses, "shelter in place" and other governmental regulations, reduced consumer spending due to both job losses and other effects attributable to COVID-19 (coronavirus), and there are still many unknowns. The extent to which Covid-19 (coronavirus) may impact the financial condition and operating results will depend on future developments, which are highly uncertain and cannot be predicted or estimated as of the time of this filing.

SUPPLEMENTAL INFORMATION

Nestlerode & Loy, Inc.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934

September 30, 2020

NET CAPITAL

Total stockholders' equity	$	365,820
Deduct stockholders' equity not allowable for net capital computation		-
TOTAL STOCKHOLDERS' EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		365,820
Deductions		
Petty cash		200
Receivables due for fees earned from third-party participations		500
Mutual fund concessions receivable (net of related accounts payable)		540
Non-security related debit balances due 12b-1 fees (net of related accounts payable)		2,806
Prepaid taxes and expenses		18,587
Fixed assets (net of accumulated depreciation and amortization)		33,102
Other deductions		-
TOTAL DEDUCTIONS		55,735
ADJUSTED NET CAPITAL	$	310,085

AGGREGATE INDEBTEDNESS

Accounts payable - trade	$	5,880
Accounts payable - Mutual Fund Concessions		291
Accrued salaries and wages		2,379
Accrued and withheld payroll taxes		4,378
Pension payable		18,990
Corporate taxes payable		6,918
Lease liability		3,203
Deferred income taxes		2,345
TOTAL AGGREGATE INDEBTEDNESS	$	44,384

Computation of Basic Net Capital		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	2,959
Minimum dollar net capital required	$	50,000
Adjusted Net Capital	$	310,085
Minimum Net Capital Required (Greater of Above)		50,000
EXCESS NET CAPITAL	$	260,085
Ratio: Aggregate indebtedness to adjusted net capital		.14 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of September 30, 2020)

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Nestlerode & Loy, Inc. for the year ended September 30, 2020.

Nestlerode & Loy, Inc.
Schedule II - Selling and Administrative Expenses
For the year ended September 30, 2020

Trading expense	$	43,781
Payroll taxes		28,955
Contracted services		9,507
Director Fees		6,000
Insurance		16,656
Licenses and fees		10,107
Research		8,415
Dues and subscriptions		12,875
Office expense		39,971
Training and seminars		18
Professional fees		24,126
Advertising		27,730
Computer support		12,220
Telephone and communication expenses		26,668
Meals and entertainment		10,174
Travel & admin		992
Taxes		6,730
Depreciation and amortization		16,915
Client gifts		10,655
TOTAL SELLING AND ADMINISTRATIVE	$	312,495

J.H. Williams & Co., LLC
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Nestlerode & Loy, Inc.
110 Regent Court, Suite 202
State College, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) Nestlerode & Loy, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nestlerode & Loy, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and 2) Nestlerode & Loy, Inc. stated that Nestlerode & Loy, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Nestlerode & Loy, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nestlerode & Loy, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

J. H. Williams & Co., LLC

November 23, 2020

www.jhwilliamscpa.com
230 Wyoming Avenue • 2nd Floor • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106